John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, DC 20549

Re:	Oro Capital Corporation
Amendment Number 2 to Registration Statement on Form S-l Filed March 18, 2013 File No. 333-185103

Dear Mr. Reynolds, et. al.

Thank you for your comment letter dated March 5, 2013.

We have amended our registration statement and provided the requested information.  For the convenience of the Staff, we have restated each comment with our response below.

Further, we have emailed a “Word” copy to the Staff that has been marked to show changes to that the additions and deletions can be readily discerned.

Prospectus Cover Page

1.
Please limit your cover page to a single page, as required by Item 501 of Regulation S-K. In this respect disclosure not required on the cover page should be relocated to the Summary. In addition, please ensure that the cover page and other disclosures are consistent throughout. For example it is unclear whether you are conducting a primary offering or a resale offering, based on your existing disclosure. We direct your attention to the reference to selling shareholders at the bottom of page 3.

Response:  We have moved the paragraphs not specifically required by Item 501 to the Prospectus Summary page and have removed all references to selling shareholders

2.
We partially reissue comment seven from our letter dated March 5, 2013. Please revise the prospectus cover page to disclose that the total gross proceeds assumes you will sell all of the shares in the offering and that you may realize only nominal proceeds in the offering.

Response: We have revised the prospectus cover page to disclose that the total gross proceeds assumes “all sold” and that we may realize only nominal proceeds in the offering.

Summary, page 4

3.
We reissue prior comment ten from our letter dated March 5, 2013. Please revise your Summary to briefly disclose the amount of funds necessary to commence your exploration activities and discuss your plans in the event that the proceeds raised are insufficient to start exploring. In addition, please disclose your intention to repay related party loans with the proceeds.

Response:

We have added this disclosure to the summary under the “Our Business” section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

4.
We note your revised disclosures in response to prior comment 15. Your response did not address our comment, thus the comment will be reissued. Considering your minimal cash and liquidity as of January 31, 2013, please revise to disclose your cash requirements for the next twelve months and how you plan to fund your operations for next twelve months as required by Item 303(a) of Regulation S-K, including any ramifications if such plans are not realized.

Response: The following has been added:

“We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues.  Our only other source for cash at this time is investments by others in Oro Capital Corporation. We must raise cash to implement our project and stay in business. Even if we raise the maximum amount of money in this offering, we do not know how long the money will last, however, we do believe it will last twelve months. It depends upon the amount of exploration we conduct and the cost thereof. We won't know that information until we begin exploring our property. We will not begin exploration of our property until we raise money from this offering. We believe we will need to raise a minimum of $40,000 from this offering in order to remove uncertainties surrounding our ability to continue as a going concern.

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise, will be applied to the items set forth in the Use of Proceeds section of this prospectus. If we do not raise all of the money we need from this offering to complete our exploration of the property, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others.

At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we raise the maximum amount of money from this offering, it will last a year. If we raise less than the maximum amount, we do not believe the money will last a year. If we raise less than the maximum amount and we need more money we will have to revert obtaining additional money as described in this paragraph. Other than as described in this paragraph, we have no other financing plans.

We will be conducting research in the form of exploration of our property. Our exploration program is explained in as much detail as possible in the business section of this prospectus. We are not going to buy or sell any plant or significant equipment during the next twelve months.

If we are unable to complete any phase of exploration because we don't have enough money, we will cease operations until we raise more money. If we can't or don't raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything.

We do not intend to hire additional employees at this time. All of the work on the property will be conduct by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering and exploration”

5.
Please provide the basis for your statement that you “have sufficient available cash in order to maintain operations during the next twelve months without the need for additional funds.” Your financial statements reflect no assets as of January 31, 2013 and $19,000 in liabilities.

Response: We have deleted this statement and have added that we have no assets as of January 31, 2013 and $19,000 in liabilities.

6.
Please revise to address your capital requirements and exploration program in necessary detail, including the scope of your planned activities, and an estimated timeframe and cost. Discuss in greater detail the extent to which these planned activities are dependent upon raising funding from this offering or other sources of funding, and discuss the impact upon the planned activities if you only raise nominal funding. In this regard we do not understand why you are unable to be more specific without being “too specific” as referenced on page 15.

Response: We have deleted the entire paragraph that contained the “too specific” language and have made the following changes:

“Our exploration program would consist of the following 3 Phases to be carried out to test for diamond-bearing kimberlites within the project.

PHASE I (mag survey)

Phase 1 of our exploration program would consist of a ground-based magnetometer survey over the claim and is estimated to cost $10,000USD.

Phase 1 steps would to as follows:

- initiate the 45 day permitting process within 30 days of completing our public offering and money being available to company for both the Phase I mag survey and the Phase II survey (to expedite the permitting process work and to reduce administrative redundancy;

- mobilize the geophysical contractor to complete the mag survey within 90 days from completing our offering..

- we will require approximately 3 weeks to complete the survey and the data interpretation and summary report of our findings.

Based on positive results from the Phase I mag survey - Phase II could be planned.

PHASE 2

Based on results of the Phase 1 work a Phase 2 program would be initiated to provide additional information. This exploration program would consist of a gravity survey to test the best targets determined from the Phase 1 work. The estimated cost of the Phase 2 program is $20,000USD.

This exploration program would consist of the following:

- previously permitted at time of Phase I permitting.

- could commence 6-7 months from date of the completing our public offering.

- the geophysical contractor would require approximately 30 days to complete the survey, data processing and final summary report containing their results and  recommendations

PHASE 3.

Upon the completion of Phases 1 and 2, and based on positive results, a diamond drill program would be initiated on targets generated by the first two phases of work.  This would consist of approximately 1000 m of drilling . The estimated cost of the Phase 3 program is $250,000USD.

Phase 3 program would consist of the following steps:

- the 45 days permitting process could be initiated upon the Companies receipt of the Phase 2 results.  (permitting process could begin anytime funding is available )

- mobilize drill contractor to site within 11 months of completing our public offering;

- drilling would take approximately 3 weeks to complete;

- drill core laboratory analysis would require an additional 5 weeks (approximately); and

- the preparation of a report detailing the results of the drill program together with any correlation to previous geophysical survey results would require an additional 4 weeks

The Phase 3 program would require a total of 18 weeks (4.5 months) from initiating of permitting process to receipt of final geological report.

At this point completion of the drilling would be approximately 16 months after completing our public offering.

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to raise enough money through this offering to stay in business and complete all 3 Phases of our planned exploration program. Whatever money we do raise, will be applied to the items set forth in the Use of Proceeds section of this prospectus. In the event that the proceeds raised are insufficient to start exploring, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need from this offering to complete our exploration of the property, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely. Other than as described in this paragraph, we have no other financing plans.”

7.	Please revise your discussion under Results of Operations so that it addresses each material line item, such as net income/loss for each period.

Response: The “Results of Operations” section has been revised.

8.
We reissue prior comments 14 and 15 from our letter dated March 5, 2013. Please review the requirements of Item 303 of Regulation S-K and revise as appropriate. For example your revised disclosure should address your existing capital requirements and funding shortfall as well as discuss changes in your cash flows in necessary detail.

Response: We have added additional disclosures to the to the “Management’s Discussion” section and to “Plan of Operations- Milestones.”

9.
We note your response to comment 40 in which you have removed all references and reports prohibited by Industry Guide 7, but we note on page 15 of your amended filing that you are considered to be in the development stage, as defined in Statement of Financial Accounting Standards No. 7 and that you have been in the development stage since your inception. We re-issue comment 40. Please remove all references to the development stage from your filing.

Response: We have removed all references to the development stage.

Use of Proceeds, page 19

10.	We note the offering expenses of $13,002. Please explain how these expenses have been broken down in the individual components of the use of proceeds tables. The numbers do not appear to reconcile.

Response: We have amended footnote 1 to specify each of the offering expenses and to determine that the expenses are not reconciled.

11.
Please revise the net proceeds at the 75%, 50%, and 25% levels, as the numbers in the table are incorrect. Also, if the offering expenses are greater than the net proceeds at the 25% level, please explain how you have allocated any of the proceeds to uses other than the offering expenses.

Response: We have revised the net proceeds to correct the numbers and to remove net proceeds at the 25% level.

12.
Please revise your tabular and narrative disclosure to prominently state your intention to repay amounts due to your executive officer with the proceeds of the offering. Revise to disclose the total amounts due and the material terms of the loans. See Instruction 4 to Item 504 of Regulation S-K. Also, address the relative priority to be given to such repayment compared to other uses of proceeds. See prior comments 16 and 18 from our letter dated March 5, 2013.

Response: We have amended footnote 1to show that the offering expenses have been advanced by Mr. Aaron and the relative priority given to the repayment of his loans.

13.	In each scenario presented your use of proceeds exceeds your estimated net proceeds to a considerable extent. Please revise as appropriate.

Response: We have revised the use of proceeds so that it now conforms to estimated net proceeds

14.	In footnote six you refer to amounts “agreed on and deemed to be reasonable by respective parties ...” Please name the natural persons constituting the ‘respective parties.’

Response: We have deleted this sentence entirely.

15.
The disclosure responsive to prior comment 29 from our letter dated March 5, 2013 indicates you are required to make advanced royalty payments to Mr. Bain at a rate of $25,000/year commencing 36 months from September 1, 2011. Please revise here, in the risk factors, and in MD&A to address this payment obligation, your ability to meet the obligation, and the material consequences of your failure to meet the obligation.

Response:  We have added a paragraph setting forth the obligations to Mr. Bain.  We have also added it to Risk Factor #8 and we’ve added it to the Risk Factors section.

16.	We reissue prior comment 31 from our letter dated March 5, 2013. Please revise your Use of Proceeds to reflect the $3,072 annual assessment payable to the Saskatchewan government.

Response: We’ve added the annual assessment to the use of Net Proceeds.

Certain Transactions with Officers and Directors, page 22

17.	Please reconcile the amount of rent and consulting services disclosed in this section with the amount reflected in the financial statements.

Response: We have changed the figure for rent and services and have deleted the other references.

Dilution, page 23

18.
We note your revised disclosures in response to prior comment 21. However, based on the offering expenses of $13,002 and net proceeds from the offering as disclosed under use of proceeds disclosed on page 18, it appears to us your net tangible book value after the offering and dilution under all of the scenarios would be $0.00 per share and $.04 per share, respectively. Please advise or revise.

Response: We have amended this section throughout to reflect net tangible book value of 0 and dilution of .04 per share.

Description of Business, page 26

19.
We were unable to locate your response to prior comment 24 from our letter dated March 5, 2013 and reissue. Please revise to address Item 101(h)(4)(xii) of Regulation S-K. Also, please revise to clarify any material challenges and related practices in light of the apparent South African base for Canadian operations.

Response: We noted that Mr. Aaron will devote about 4 hours a week to the company and added a paragraph about the challenges resulting from the South African base of operations.

20.
We were unable to locate your response to prior comment 32 from our letter dated March 5, 2013 and reissue. Please disclose the timeframe of each phase of your exploration program and discuss when exploration will begin.

Response: We have added the following disclosure:

“We will begin Phase I of our exploration plan upon completion of this offering. Below is our exploration timeline:”

Months from completing our public offering	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
Phase 1 - (Magnetic Survey)
Permitting	X	X	X
Field Work				X
Summary Results					X
Phase 2 - (Gravity Survey)
Field Work							X
Summary Report								X
Phase 3 - (Drilling)
Permitting												X	X
Drill Mobilization Drilling														X
Sample Analysis															X
Final Report																X

Directors and Officers, page 37

21.
Please provide the business experience for Mr. Aaron for the past five years, as required by Item 401(e)(1) of Regulation S-K. In addition, please disclose the beginning and ending dates of employment for each position listed.

Response: We have added the beginning and ending dates of employment for Mr. Aaron.

22.
Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Aaron should serve as a director for the company in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

Response: We have disclosed the following information:

“Mr. Aaron has experience working in mineral exploration during the 1980’s.  He was a navigator for an airborne geophysical company, a draftsman who was responsible for plotting geophysical and geological data field data, as well as a geological field assistant. He is an active investor in junior mineral exploration companies for more than 15 years. We believe that Mr. Aaron’s experience, qualification, attributes and skills make him a suitable candidate to serve as a Director for Oro Capital Corporation.”

Executive Compensation, page 38

23.
In response to prior comment 35 from our letter dated March 5, 2013 you have added disclosure indicting you recognized expenses for consulting services provided by your President. Please revise your Summary Compensation Table to reflect this compensation or advise.

Response: We have added the consulting services under the “Other Compensation” category

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-10

24.
We note your response to prior comment 39. However, we note that no changes have been made to the audit report included herein. As such, the comment will be reissued. Please note that for exploration stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 29, 2010) through July 31, 2012 in addition to the annual periods already included. Please amend to include such opinion in your registration statement.

Response: We have included the revised “Report of Independent Registered Public Account Firm.”

Exhibits

Exhibit 5.1

25.
We note the revised language that Mr. Barkley is licensed “only in North Carolina” and has “assumed reasonable similarity between the laws of North Carolina and laws of other states.” Please remove this language and provide an opinion on the share issuance under Nevada law, as requested in prior comment 45. Also, please revise Mr. Barkley’s consent, filed as exhibit 23.3 to address the filing of the legality opinion as an exhibit to the S-1 in addition to consenting to the reference to his name in the registration statement.

Response: The legal opinion has been revised.

26.	We reissue comment 45 from our letter dated March 5, 2013. Please disclose the state law governing your opinion.

Response: The legal opinion has been issued pursuant to Nevada law.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder. We understand and accept the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanking you in advance,

Yours very truly, Oro Capital Corporation /s/ Danny Aaron Danny Aaron, President and CEO